Exhibit 99.1

N E W S           R E L E A S E

Siyata to Showcase its new SD7+ Mission Critical PTT Solution with built in body camera, along with CrisisGo Safety Communication System, at IWCE 2023 alongside Verizon Frontline

Visit Booth #2125 in the Exhibit Hall March 29-30

VANCOUVER, BC / ACCESSWIRE / March 13, 2023 / Siyata Mobile Inc. (NASDAQ:SYTA)(NASDAQ:SYTAW) (“Siyata” or the “Company”), a global provider of innovative Push-to-Talk over Cellular (“PoC”) and cellular signal booster solutions, today announced that the company will host an exhibitor’s booth at the International Wireless Communications Expo (“IWCE”) 2023 in partnership with Verizon Frontline, Verizon’s public safety network. Siyata Mobile will be showcasing its new SD7 Mission Critical Push-To-Talk (MCPTT) solution, the SD7+ with built in Body Camera, and accessories in booth 2125. The Siyata Mobile booth is among the Verizon Preferred Partner Booths, adjacent to the Verizon Frontline Exhibit, through the main entrance of the IWCE Welcome Pavilion. IWCE 2023 takes place March 27-30 at the Las Vegas Convention Center, in the North Hall.

Siyata Mobile will also be showcasing how CrisisGo Inc.’s Panic App (provides seamless communication for emergency alerting systems) can be integrated into the SD7 solutions to provide a feature rich safety solution for schools and businesses to improve communication during emergency situations with the use of the SD7 and SD7+ SOS button.

IWCE’s four-day technical conference and two-day business expo showcase is a robust convergence for the critical-communications technology community that focuses on security, dependability, reliability and the redundancy of networks across many vertical solutions and markets. IWCE connects the people and technologies charged with ensuring that the most critical communications – supporting governments, utilities, transportation, enterprise, public safety, healthcare and critical-infrastructure sectors – always work, even under the most difficult circumstances.

For additional information about the conference and expo, please visit https://iwceexpo.com/.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global provider of innovative, next generation Push-To-Talk over Cellular technology solutions that includes its devices and cellular booster systems. Its portfolio of in-vehicle and rugged device solutions enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signals in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyata.net and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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